Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-180822, 333-180823, 333-180824, 333-217099 and 333-262966) of our reports dated February 14, 2024 with respect to the consolidated financial statements of Kinross Gold Corporation (the “Entity”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2023, which reports appear in Exhibit 99.2 to this Form 6-K of the Entity dated February 14, 2024.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 14, 2024